SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 14, 2022

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from January 1, 2022 to January 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on February 14, 2022

[This is a translation of the Share Buyback Report for the period from January 1, 2022 to January 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on February 14, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of January 31, 2022)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) January 27 January 28 January 31	412,300 178,000 33,000	4,891,636,500 2,146,512,500 407,340,000
Total	―	623,300	7,445,489,000
Total number of shares repurchased as of the end of the reporting month	4,765,000		57,677,268,200
Progress of the repurchase (%)	19.06		28.8
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of January 31, 2022)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))
(Date of disposition)

January 4
January 5
January 6
January 7
January 11
January 12
January 13
January 14
January 17
January 18
January 19
January 20
January 21
January 24
January 25
January 26
January 27
January 31
		201 9,256 2,800 4,402 2,900 43,969 13,801 3,508 11,061 14,086 1,106 500 19,590 703 13,683 804 702 2,915	1,392,233 64,111,962 19,394,284 30,490,585 20,086,937 304,552,598 95,593,041 24,298,267 76,614,348 97,567,102 7,660,742 3,463,265 135,690,723 4,869,351 94,775,710 5,568,930 4,862,424 20,190,833
Total	―	145,987	1,011,183,335
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) January 13	60	415,592
Total	―	60	415,592
Total amount	146,047		1,011,598,927

3.	Status of Shares Held in Treasury

(as of January 31, 2022)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	22,055,631

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